Exhibit 12.1

Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in millions, except for ratio data)	2015	2014	2013	2012	2011
Earnings before income taxes	$7,157	$1,072	$2,527	$1,025	$769
Add (deduct):
Fixed charges from below	584	737	947	1,116	1,202
Capitalized interest	(36)	(33)	(29)	(21)	(9)
Earnings as adjusted	$7,705	$1,776	$3,445	$2,120	$1,962

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$534	$691	$891	$1,044	$1,122
Portion of rental expense representative of the interest factor	50	46	56	72	80
Fixed charges	$584	$737	$947	$1,116	$1,202

Ratio of earnings to fixed charges	13.19	2.41	3.64	1.90	1.63

Special Items

	Year Ended December 31,
(in millions)	2015	2014	2013	2012	2011
MTM adjustments and settlements	$1,301	$(2,346)	$276	$27	$(26)
Restructuring and other	(35)	(716)	(424)	(452)	(242)
Loss on extinguishment of debt	—	(268)	—	(118)	(68)
Virgin Atlantic MTM adjustments	26	(134)	—	—	—
Total income (loss)	$1,292	$(3,464)	$(148)	$(543)	$(336)